UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CyberArk Software Ltd.

(Name of Issuer)

Ordinary Shares

 (Title of Class of Securities)

M2682V

 (CUSIP Number)

Ran Gartenberg, 1 HaShikma Street, Savyon, Israel, +972-3-737-8885

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2682V	13G	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vertex Israel II Management Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,772,863 Ordinary Shares (*)
	6.	SHARED VOTING POWER See response to row 5
	7.	SOLE DISPOSITIVE POWER 2,772,863 Ordinary Shares (*)
	8.	SHARED DISPOSITIVE POWER See response to row 7
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,772,863 Ordinary Shares (*)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*) Vertex Israel II Management Ltd is the General Partner of Vertex Israel II Fund comprising of: Vertex Israel II (C.I.) Fund L.P., Vertex Israel II (C.I.) Executive Fund L.P., Vertex Israel II (A) Fund L.P., Vertex Israel II (B) Fund L.P. and Vertex Israel II Discount Fund L.P. 2,772,863 is the number of Shares held by the entire fund.

CUSIP No. M2682V	13G	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vertex Israel II (C.I.) Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,056,633 Ordinary Shares
	6.	SHARED VOTING POWER See response to row 5
	7.	SOLE DISPOSITIVE POWER 2,056,633 Ordinary Shares
	8.	SHARED DISPOSITIVE POWER See response to row 7
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,633 Ordinary Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M2682V	13G	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vertex Israel II (A) Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 371,039 Ordinary Shares
	6.	SHARED VOTING POWER See response to row 5
	7.	SOLE DISPOSITIVE POWER 371,039 Ordinary Shares
	8.	SHARED DISPOSITIVE POWER See response to row 7
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,039 Ordinary Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M2682V	13G	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vertex Israel II (B) Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 56,875 Ordinary Shares
	6.	SHARED VOTING POWER See response to row 5
	7.	SOLE DISPOSITIVE POWER 56,875 Ordinary Shares
	8.	SHARED DISPOSITIVE POWER See response to row 7
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,875 Ordinary Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M2682V	13G	Page 6 of 11 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vertex Israel II (Discount) Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 262,569 Ordinary Shares
	6.	SHARED VOTING POWER See response to row 5
	7.	SOLE DISPOSITIVE POWER 262,569 Ordinary Shares
	8.	SHARED DISPOSITIVE POWER See response to row 7
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,569 Ordinary Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M2682V	13G	Page 7 of 11 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vertex Israel II (C.I.) Executive Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,747 Ordinary Shares
	6.	SHARED VOTING POWER See response to row 5
	7.	SOLE DISPOSITIVE POWER 25,747 Ordinary Shares
	8.	SHARED DISPOSITIVE POWER See response to row 7
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,747 Ordinary Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. M2682V	13G	Page 8 of 11 Pages

Item 1(a)	Name of Issuer: CyberArk Software Ltd

Item 1(b)	Address of Issuer’s Principle Executive Offices: 94 Em-Ha'moshavot Road Park Azorim, P.O. Box 3143 Petach Tikva 4970602, Israel

Item 2(a)	Name of Person Filing:

1.	Vertex Israel II Management Ltd, an Israeli Company
2.	Vertex Israel II (C.I.) Fund L.P., an Cayman Island Partnership (“Cayman Fund”)
3.	Vertex Israel II (C.I.) Executive Fund L.P., an Cayman Island Partnership (“Executive Fund”)
4.	Vertex Israel II (A) Fund L.P., an Israeli Partnership (“Israeli A Fund”)
5.	Vertex Israel II (B) Fund L.P., an Israeli Partnership (“Israeli B Fund”)
6.	Vertex Israel II Discount Fund L.P., an Israeli Partnership (“Discount Fund”)

Vertex Israel II Management Ltd is the General Partner of the Cayman Fund, the Executive Fund, the Israeli A Fund, the Israeli B Fund and the Discount Fund.
Each of the partnerships holds the number of Ordinary Shares of the issuer set forth on the cover page.

Item 2(b)	Address of Principle Business Office or, if None, Residence:

1.	Vertex Israel II (C.I.) Fund L.P.- c/o Intertrust Corporate services (Cayman) Limited, 190 Elgin Avenue, George town, Grand Cayman, KY1-9005, Cayman Islands.
2.	Vertex Israel II (C.I.) Executive Fund L.P.- c/o Intertrust Corporate services (Cayman) Limited, 190 Elgin Avenue, George town, Grand Cayman, KY1-9005, Cayman Islands.
3.	Vertex Israel II Management Ltd- 1 Hashikma Street, P.O.Box 89, Savyon 56530, Israel
4.	Vertex Israel II (A) Fund L.P.- 1 Hashikma Street, P.O.Box 89, Savyon 56530, Israel
5.	Vertex Israel II (B) Fund L.P.- 1 Hashikma Street, P.O.Box 89, Savyon 56530, Israel
6.	Vertex Israel II Discount Fund L.P. - 1 Hashikma Street, P.O.Box 89, Savyon 56530, Israel

CUSIP No. M2682V	13G	Page 9 of 11 Pages

Item 2(c)
Citizenship:

Vertex Israel II Management Ltd- Israel
Vertex Israel II (C.I.) Fund L.P.- Cayman Island
Vertex Israel II (C.I.) Executive Fund L.P.- Cayman Island
Vertex Israel II (A) Fund L.P.- Israel
Vertex Israel II (B) Fund L.P.- Israel
Vertex Israel II Discount Fund L.P. - Israel

Item 2(d)	Title of Class of Securities: Ordinary Shares

Item 2(e)	CUSIP Number: M2682V

Item 3	Not Applicable

Item 4	Ownership:
(a)	Amount Beneficially Owned: See row 9 of cover page of each reporting person

(b)	Percent of Class: See row 11 of cover page of each reporting person

(c)
Number of Shares as to which such person has:

(i)   sole power to vote

     See row 5 of  cover page of each reporting person

(ii)  shared power to vote

       See row 6 of  cover page of each reporting person

(iii) sole power to dispose or to direct the disposition of

       See row 7 of  cover page of each reporting person

(iv) shared power to dispose or to direct the disposition of

       See row 8 of  cover page of each reporting person

CUSIP No. M2682V	13G	Page 10 of 11 Pages

Item 5	Ownership of Five Percent or Less of a Class: Not applicable
Item 6

Ownership of More Than Five Percent on Behalf of Another Person:

Under certain circumstances set forth in the limited partnership agreements of the Cayman Fund, the Executive Fund, the Israeli A Fund, the Israeli B Fund and the Discount Fund, the general partner of each of such entities may be deemed to have the right to receive dividend from, or the proceeds from, the sale of the issuer owned by each such entity of which it is a partner.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8	Identification and Classification of Members of the Group: Not applicable

Item 9	Notice of Dissolution of the Group: Not applicable

Item 10	Certification: Not applicable

CUSIP No. M2682V	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

02/17/2015
Date
Vertex Israel II Management Ltd
/s/ Yoram Oron	/s/ Ran Gartenberg
By: Yoram Oron	Ran Gartenberg
Title: Founder and General Partner	General Partner and CFO

Vertex Israel II (C.I.) Fund L.P. By: Vertex Israel II Management Ltd
/s/ Yoram Oron	/s/ Ran Gartenberg
By: Yoram Oron	Ran Gartenberg
Title: Founder and General Partner	General Partner and CFO

Vertex Israel II (C.I.) Executive Fund L.P. By: Vertex Israel II Management Ltd
/s/ Yoram Oron	/s/ Ran Gartenberg
By: Yoram Oron	Ran Gartenberg
Title: Founder and General Partner	General Partner and CFO

Vertex Israel II (A) Fund L.P. By: Vertex Israel II Management Ltd
/s/ Yoram Oron	/s/ Ran Gartenberg
By: Yoram Oron	Ran Gartenberg
Title: Founder and General Partner	General Partner and CFO

Vertex Israel II (B) Fund L.P. By: Vertex Israel II Management Ltd
/s/ Yoram Oron	/s/ Ran Gartenberg
By: Yoram Oron	Ran Gartenberg
Title: Founder and General Partner	General Partner and CFO

Vertex Israel II Discount Fund L.P. By: Vertex Israel II Management Ltd
/s/ Yoram Oron	/s/ Ran Gartenberg
By: Yoram Oron	Ran Gartenberg
Title: Founder and General Partner	General Partner and CFO